BB 5/6

10028706

ED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

APR 14 2010

Washington, DC
110

SEC FILE NUMBER
8-41505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., Suite 2110
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Salata — (312) 895-7440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/6

OATH OR AFFIRMATION

I, **Tim Salata**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Melvin Securities, LLC** as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Timothy J Salata
Signature

OFFICIAL SEAL
KAREN KUBITSCHEK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-13-2011

Controller
Title

Karen Kubitschek
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Managing Member
Melvin Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Securities, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
April 13, 2010

Melvin Securities, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	109,503
Receivables from broker-dealers and clearing organizations		672,806
Deposits with clearing organizations		200,000
Furniture and equipment at cost, less accumulated depreciation of $43,948		42,042
Other assets		53,136
Total assets	$	1,077,487
Liabilities and Members' Deficit		
Liabilities		
Accrued compensation	$	406,858
Accounts payable, accrued expenses and other liabilities		212,688
		619,546
Subordinated Borrowings		500,000
Members' Deficit		(42,059)
Total liabilities and members' deficit	$	1,077,487

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. The Company is also registered as an introducing broker with the National Futures Association (NFA). All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis as if they had settled. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income, and dividend expense. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009 management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal or state tax authorities for tax years before 2007.

Note 2. Receivables from Broker-Dealers and Clearing Organizations

At December 31, 2009, receivables from broker-dealers and clearing organizations consist of:

Cash	$	149,323
Commissions receivable		523,483
	$	672,806

Note 3. Related Party Transactions and Benefit Plan

The Company had entered into an agreement with MAC Indexing LLC, an affiliated entity through common ownership, whereby the Company was entitled to receive 100% of MAC Indexing LLC's profits from the MAC Global Solar Index up to the amount of $400,000 per year. This agreement was terminated effective August 1, 2009.

During 2009, one of the members assumed a liability of the Company in the amount of $189,388. This assumption was approved by the counterparty to the transaction and has been accounted for as a noncash equity contribution.

The Company participates in the 401(k) profit sharing plan of one of the members. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions of 50% of the first $3,000 of the participant's contributions. The Company may also make discretionary contributions. The Company utilized prior years' matching contributions forfeitures to cover the aggregate 401(k) profit sharing plan contribution for 2009.

Note 4. Employee Leasing

The Company entered into a Service Agreement with a professional employer organization dated March 16, 2009, whereas the Company's employees are now employees of the professional employer organization who are assigned to the Company. Under the terms of the Service Agreement, the Company still controls the conduct of the business in all respects and has the right to accept or cancel the assignment of any employee at any time. The professional service organization is responsible for all payroll processing and certain human resources duties. These duties are performed for a nominal fee.

Note 4. Employee Leasing (Continued)

The initial term of the Service Agreement is one year and renews automatically for additional one-year terms unless one of the parties terminates the Service Agreement. Either party can terminate the agreement at any time by providing 30 days advance written notice. If the Company were to terminate without giving proper written notice, an early termination fee of $500 per employee, based on employees reported over the prior four months, would be assessed.

Employee compensation and related benefits have been recorded in a manner consistent with prior periods.

Note 5. Subordinated Borrowings

The Company has borrowings subordinated to claims of general creditors which consist of a subordinated loan from a member totaling $500,000 with a due date of July 31, 2012 and interest rate of 10 percent.

Interest payable on the subordinated borrowings of $25,000 is included within accounts payable, accrued expenses and other liabilities on the statement of financial condition at December 31, 2009.

FINRA, the Company's Designated Self-Regulatory Organization, has approved this borrowing as acceptable regulatory capital. This liability is subordinated to the claims of present and future general creditors, and the loan agreement provides that the notes cannot be repaid if such repayments will cause the Company to fail to meet the minimum net capital requirements established by the SEC.

Note 6. Commitments, Contingencies and Indemnifications

The Company has entered into an operating lease agreement for its office space that will expire in April 2015 and will require minimum annual rentals as follows:

During the years ending December 31:		
2010	$	135,852
2011		139,928
2012		144,125
2013		148,449
2014		152,903
Thereafter		51,467
	$	772,724

For financial reporting purposes, rental expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between rent expense and the rent paid over the life of the term of the lease. At December 31, 2009, included in accounts payable, accrued expenses and other liabilities on the statement of financial condition is $49,209 related to the aforementioned deferred rent.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not

Note 6. Commitments, Contingencies and Indemnifications (Continued)

believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 7. Financial Instruments with Off Balance-Sheet Risk and Concentration of Credit Risk

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $362,763 which was $112,763 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.55 to 1.

Note 9. Operating Results and Financial Condition

Management of the Company had identified plans and activities for the Company to continue as a going concern. The Company has several underwriting transactions expected to close during 2010 whereby it is participating and sharing in expected revenues. Also, management of the Company continues to focus on reducing operating expenses. In addition, the Company's members have committed to continued support to fund the Company's operations.

Note 10. Subsequent Events

The Company has evaluated subsequent events through April 13, 2010, the date this statement of financial condition was available to be issued. From January 1, 2010 to April 13, 2010, the Company had equity contributions in the amount of $130,000 and equity withdrawals of $27,000.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Managing Member
Melvin Securities, LLC
Chicago, Illinois

In planning and performing our audit of the statement of financial condition of Melvin Securities, LLC (the Company), as of December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. However, we identified the following deficiencies that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the statement of financial condition of the Company as of December 31, 2009 and this report does not affect our report thereon dated April 13, 2010.

> The Company's net capital was below the minimum net capital requirement on numerous occasions during 2009 and into 2010. Management of the Company has provided notices related to the aforementioned net capital violations to both the Securities and Exchange Commission and the Financial Industry Regulatory Authority. Management has informed us that they are implementing additional procedures to ensure future net capital compliance is maintained.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the CFTC, FINRA, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
April 13, 2010

McGladrey & Pullen
Certified Public Accountants

To the Managing Member
Melvin Securities, LLC
Chicago, Illinois

Attention: Chris Melvin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Melvin Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
April 13, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041505 FINRA DEC
MELVIN SECURITIES LLC 8*8
111 W JACKSON BLVD STE 2110
CHICAGO IL 60604-3517

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TIM SALATA (312) 895-7440

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,337

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,225)

7/28/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,112

E. Interest computed on late payment (see instruction E) for 26 days at 20% per annum 73

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,185

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,185

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Melvin Securities, LLC
(Name of Corporation, Partnership or other organization)

Timothy J. Salata
(Authorized Signature)

Controller / CCO
(Title)

Dated the 23rd day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,708,094
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	60
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	568
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	628
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	173,754
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	173,754
2d. SIPC Net Operating Revenues	$ 2,534,968
2e. General Assessment @ .0025	$ 6,337

(to page 1 but not less than $150 minimum)

Melvin Securities, LLC

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.